Via Facsimile and U.S. Mail
Mail Stop 6010


July 6, 2005


Ms. Joyce Whitt
President
Hynes & Howes Insurance Counselors, Inc.
2290 Harrison St.
Davenport, IA 52803

Re:	Hynes & Howes Insurance Counselors, Inc.
	Form 10-K for Fiscal Year Ended September 30, 2004

	File No.  000-07376

Dear Ms. Whitt:

      We have limited our review to only your financial statements and related disclosures. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2004

Exhibits

1. Please include your certifications as required by Item
601(b)(31)
and Item 601(b)(32) of Regulation S-K.


*    *    *    *

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Ms. Joyce Whitt
Hynes & Howes Insurance Counselors, Inc.
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